EXHIBIT 28


             Nancy Archer                                               1/21/94
             602/ 207-2821


            THESE ARE THE EARNINGS FOR GREYHOUND FINANCIAL CORPORATION

               THE PRINCIPAL SUBSIDIARY OF GFC FINANCIAL CORPORATION

                   WHOSE EARNINGS WERE RELEASED JANUARY 18, 1994


                          GREYHOUND FINANCIAL CORPORATION

                          ANNOUNCES 1993 RESULTS FOR THE

                          FOURTH QUARTER AND YEAR TO DATE



   PHOENIX, Arizona, January 21, 1994  --  Greyhound Financial Corporation (the

   "company")  today reported  results for  the fourth  quarter and  year ended

   December 31, 1993.

        Net income for the fourth quarter of 1993 was $10.8 million compared to

   $10.5  million for the fourth quarter  of 1992.  The  fourth quarter of 1993 included $1.0  million ($0.6 million  after-tax) of interest on  a loan from its parent, GFC Financial Corporation ('GFCFC"), of the proceeds received on the  sale of  GFCFC's discontinued  operation ("Verex").  Additionally, $0.9 million ($0.6 million after-tax) of general and administrative expenses that

   would have  been allocated to Verex  were absorbed by GFC.   Excluding these

   amounts, net income  for the fourth  quarter of 1993  would have been  $12.0 million, an improvement of 14% over the fourth quarter of 1992.

        Net  income  for the  year 1993  was  $36.4 million  compared  to $36.8 million in 1992.  The 1993 results included a $4.9 million adjustment in the third quarter for  deferred taxes  applicable to leveraged  leases and  $1.6

   million (pre-tax)  of expenses  previously allocated  to  Verex.   Excluding

   these amounts, net  income for 1993  was $42.3 million,  an increase of  15%

   over 1992.

        The $4.9  million third quarter  adjustment to income  taxes represents the effects of  recent increases in  federal and state  income tax rates  as they apply to  deferred income  taxes generated by  the company's  leveraged

   lease portfolio.   In addition, income taxes for the  fourth quarter of 1992

   were reduced by  $3.1 million  representing tax adjustments  related to  the refinancing of  the company's debt upon spin-off from The Dial Corp in March

   1992.

        Sam Eichenfield, Chairman and  Chief Executive Officer of  the company,

   said that  "1993 was an  outstanding year for the  company because it  had a record year, both in  terms of operating earnings,  before the one-time  tax

   adjustment,  and   in  new  business  volume,  which   reached  $1  billion.

   Additionally, funds  employed grew by  15% with margins  and the quality  of

   assets  continuing to  meet  or exceed  expectations."   Nonaccruing assets,

   including those in the European portfolio, declined as a percentage of funds employed to 3.6% at year end 1993 from 4.0% at year end 1992.

        Eichenfield went  on to say  that he  was pleased with  the significant

   goals  that the  company  achieved  in  1993.    "With  capital  potentially

   available to  the company arising from  the successful sale of  Verex by the company's  parent, along  with the  acquisition of  the Asset  Based Finance operations, the start up of the Consumer Rediscount business and the pending purchase  of Ambassador  Factors, we  have enhanced  our foundation  for the

   future.   With  these endeavors,  the company  is positioned  to expand  its financial service operations into three new niche-businesses."

        As announced on  November 29,  1993, GFCFC and  Fleet Financial  Group,

   Inc. reached  an agreement in  principle for  the company  to acquire  Fleet

   Financial's  factoring and  asset-based  lending subsidiary,  Fleet  Factors

   Corp., operating under the trade name Ambassador Factors.

        Interest earned from financing transactions, increased to $64.6 million for the fourth quarter of 1993 from $59.6 million for the  fourth quarter of

   1992 and to $248.7  million for the year  1993 from $240.8 million  in 1992.

   These  increases  primarily were  driven by  the  growth in  funds employed,

   partially  offset by  the runoff  of high  yielding assets  in  the European portfolio and the effects of foreign exchange gains and other items recorded in 1992.

        Interest  margins  earned  increased by  18%  to  $32.2 million  (after adjusting for  the $1.0 million  interest charge) in  the fourth  quarter of

   1993 from $27.3 million for the fourth  quarter of 1992 and by 17% to $122.5

   million for 1993  from $104.7 million  in 1992.   These margins were  helped

   significantly by more  favorable debt costs  in 1993  when compared to  1992

   (approximately a  1.0%  reduction in  the  aggregate cost  of  debt).   Also

   contributing to the improved  margins were the growth  of the portfolio  and higher prepayment fees.

        Provisions  for possible credit losses were lower in 1993 primarily due to  lower write-offs.  Reserve coverage (reserves for possible credit losses divided  by nonaccruing assets) still remains strong at approximately 63% of nonaccruing assets and five times 1993 write-offs of $12.6 million.

        Also contributing to the improved results  were higher gains on sale of assets in 1993, both for  the fourth quarter and the year,  primarily due to the amount and type of assets sold.

        Selling,  administrative and  other operating  expenses were  higher by

   15%, both  for the  quarter and year  ended December  31, 1993,  due to  the addition of the Asset Based Finance operations (purchased in February 1993),

   expenses that would have been  charged to Verex and legal expenses  incurred in connection with certain problem accounts.

        Income  taxes, excluding the  $4.9 million  adjustment, were  higher in

   1993 and more in the range of an ongoing effective tax rate for the company,

   both for the fourth quarter and the year.

        Greyhound Financial Corporation is  a major domestic commercial finance company  that provides  secured financing  of selected  commercial and  real estate activities.



                          GREYHOUND FINANCIAL CORPORATION
                           AND CONSOLIDATED SUBSIDIARIES
                          SUMMARY OF CONSOLIDATED INCOME
                                    (UNAUDITED)
                              (Dollars in Thousands)


                                         Quarter Ended        Year Ended
                                         December 31,        December 31,
                                      --------------------------------------
                                        1993      1992      1993      1992
                                      --------------------------------------
    Interest earned from financing
     transactions                     $ 64,632  $ 59,645  $248,700  $240,806
    Interest expense                    33,373    32,368   126,152   136,107
                                      --------  --------  --------  --------
    Interest margins earned             31,259    27,277   122,548   104,699
    Provision for possible credit
     losses                              2,000     3,890     5,706     6,740
    Gains on sale of assets              3,199     1,549     5,439     3,362
    Selling, administrative and
     other operating expenses           16,114    14,024    58,158    50,728
                                      --------  --------  --------  --------
    Income before income taxes          16,344    10,912    64,123    50,593

    Income taxes:
      Current                            5,521       403    22,825    13,843
      Adjustment to deferred taxes
       (Note 1)                                              4,857
                                      --------  --------  --------  --------
    Net Income                        $ 10,823  $ 10,509  $ 36,441  $ 36,750
                                      ========  ========  ========  ========


   Note 1: The results of operations for the year ended December 31, 1993 include a one time adjustment of $4,857,000 representing the effect of recent federal and state income tax increases applicable to deferred income taxes generated by the company's leveraged lease portfolio.

                          GREYHOUND FINANCIAL CORPORATION
                           AND CONSOLIDATED SUBSIDIARIES
                  SELECTED CONSOLIDATED FINANCIAL DATA AND RATIOS
                                     UNAUDITED
                              (Dollars in Thousands)

                                                        Year Ended
                                                         or as of
                                                       December 31,
                                                 ------------------------
    FINANCIAL DATA:                                  1993         1992
                                                 ------------------------
     Funds employed                              $ 2,846,571  $ 2,485,844

     Nonaccruing assets                              102,607      100,422

     Reserve for possible credit losses               64,280       69,291

     Debt                                          2,082,350    1,898,773

     Preferred stock                                  25,000       25,000

     Stockholder's equity                            345,291      325,788

     New business                                  1,007,794      682,369

     Write-offs                                       12,575       23,661

    RATIOS:
     Spread percentage (Note 1)                        5.28%        5.09%

     Nonaccruals/funds employed                         3.6%         4.0%

     Reserves/funds employed                            2.3%         2.8%

     Reserves/nonaccruals                              62.6%        69.0%

     Write-offs/average funds employed                  0.5%         1.0%

     Expenses/average funds employed                    2.2%         2.1%

     Expenses/interest margins earned                  47.5%        48.5%

     Debt & preferred stock/equity                      6.1x         5.9x


   Note 1:   Spread  percentages   represent  interest  margins  earned   as  a
             percentage of earning assets, net of deferred taxes applicable to leveraged leases.